

September 28, 2020

Corey G. Prestidge, Esq.
Executive Vice President, General Counsel and Secretary
Hilltop Holdings Inc.
6565 Hillcrest Avenue
Dallas, Texas 75205

> **Re: Hilltop Holdings Inc.**
> **Schedule TO-I**
> **Filed on September 23, 2020**
> **File No. 005-79781**

Dear Mr. Prestidge:

We have reviewed the above-captioned filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing, and any information you provide in response to these comments, we may have additional comments.

Schedule TO-I
Exhibit (a)(1)(i) – Offer to Purchase

General

1. In the appropriate section(s) of the Offer to Purchase, please disclose (consistent with the instructions to the Letter of Transmittal) that tendered shares will be rejected if a tendering stockholder does not either (1) check a box indicating the price per share at which such stockholder is tendering shares or (2) check the box in the section captioned "Shares Tendered at Price Determined Pursuant to the Tender Offer." Please also disclose that tendered shares will be rejected if a tendering stockholder checks more than one of those boxes.

2. The protections afforded by the Private Securities Litigation Reform Act of 1995 are inapplicable in the context of a tender offer. Please revise to remove the implication that any statements within the Offer to Purchase have been made with the Act's protections.

3. We note the statements on pages 12 and 58 of the Offer to Purchase indicating that you may, in your sole discretion, terminate the tender offer. Please revise these statements to clarify, consistent with your disclosures on pages 2 and 27, that you may only exercise your discretion to terminate the tender offer upon the failure of the conditions set forth in Section 7 of the Offer to Purchase.

Number of Shares; Proration, pages 15-17

4. We note that you expect to "commence payment for any shares purchased pursuant to the tender offer between three to five business days after the Expiration Date." Please provide us with your analysis as to how the offer complies with the prompt payment provision of Exchange Act Rule 14e-1(c). See Release No. 34-43069 (July 24, 2000) and the text accompanying footnotes 44 and 45.

Conditions of the Tender Offer, pages 26-28

5. We note that the offer conditions "may be asserted [ ] regardless of the circumstances giving rise to any such condition." Conditions that are subjectively determinable or within the control of a bidder may result in the offer being deemed illusory in contravention of Section 14(e) of the Exchange Act. Please revise this statement to remove the implication that offer conditions may be triggered by your action or inaction.

6. We note the following statements: "Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right. Each such right is an ongoing right and may be asserted at any time and from time to time." These statements suggest you may become aware that an offer condition has been triggered or otherwise has become incapable of being satisfied, yet the offer may proceed without a disclosure being made. As stated elsewhere in the Offer to Purchase, however, the offer materials must be amended to disclose material changes. To the extent you become aware of any condition being "triggered" that would enable you to terminate the offer or otherwise cancel your obligation to accept tenders, and you elect to proceed with the offer, we view that decision as being tantamount to a waiver of the condition and a material change to the offer. Accordingly, please revise to avoid any inconsistency with respect to your stated understanding of your planned treatment of material changes.

7. We note the following statement: "Any determination or judgment by us concerning the events described above will be final and binding." Please revise this statement to remove the implication that stockholders may not challenge your determinations as to whether an offer condition has been triggered in a court of competent jurisdiction.

Incorporation by Reference, page 29

8. Item 10 of Schedule TO, titled "Financial Information," was determined not to be applicable, presumably on grounds that such information was determined to be inapplicable in reliance upon Instruction 2 thereto. Notwithstanding this determination, a decision was nevertheless made to include financial information via this section. To the extent such information was determined to be material, its inclusion contradicts the representation made in response to Item 10. With a view toward revised disclosure, please reconcile these seemingly conflicting disclosures.

Miscellaneous, page 60

9. We note the following statement: "If, after such good faith effort, we cannot comply with the applicable law and regulation, the tender offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in such jurisdiction." While offer materials need not be disseminated into jurisdictions where such a distribution would be impermissible, please remove the implication that tendered shares will not be accepted from all shareholders. See Rule 13e-4(f)(8)(i) and guidance in Section II.G.1 of Exchange Act Release No. 58597 (September 19, 2008). Please also make any conforming changes to similar statements in Exhibits (a)(1)(ii) and (vi).

* * *

We remind you that the issuer is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Valian Afshar, Special Counsel, at (202) 551-8729, or me, at (202) 551-3266.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc: David E. Shapiro, Esq.